FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

SUPPL

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

April 14, 2008

RECEIVED
2008 APR 21 A 7:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08002009

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ ~~Vienna International Airport~~ (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Enclosure

dw 4/21

HOUSTON • NEW YORK • WASHINGTON DC • AUSTIN • DALLAS • LOS ANGELES • MINNEAPOLIS • SAN ANTONIO
DUBAI • HONG KONG • LONDON • MUNICH • RIYADH

FILE NO. 82-3907

Open For New Horizons.

Vienna International Airport

Vienna International Airport: 14.8% passenger growth in March
Strong increase of 24.0% in traffic to Eastern Europe

The sound development of traffic at Vienna International Airport continued during March. The number of passengers rose by 14.8% year-on-year to a total of 1,621,577. Flight movements increased 9.4% and maximum take-off weight (MTOW) grew by 13.4%. The airport also recorded an increase of 23.8% in local passengers.

Further growth in traffic to Eastern Europe and the Middle East
The sound growth in passenger volume (scheduled and charter flights) continued during the past month. In comparison with March of the previous year, the number of passengers travelling to Eastern Europe and the Middle East rose by 24.0% and 10.7%, respectively.

During the first three months of 2008, the number of passengers handled by Vienna International Airport rose by 16.4% to a total of 4,296,149. Growth was also recorded in maximum take-off weight (MTOW) with +15.9%, flight movements with +12.3% and cargo turnover with +6.5%.

The Results in Detail

	March 2008	Change in %	January to March 2008	Change in %
Passengers:	1,621,577	+14.8	4,296,149	+16.4
Transfer passengers:	480,522	-2.4	1,315,282	-0.5
Maximum take-off weight (in tonnes):	644,776	+13.4	1,829,843	+15.9
Flight movements (arrival + departure):	22,058	+9.4	63,413	+12.3
Cargo in tonnes (air cargo and trucking):	24,405	1.7	67,048	+6.5

For additional information contact: Corporate Communications Flughafen Wien AG
Michael Kochwalter (+43-1-) 7007-22300
Mag. Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Mag. Elisabeth Kern (+43-1-) 7007-23000

m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com

Investors Relations:
Robert Dusek (+43-1-) 7007-23126
r.dusek@viennaairport.com
Homepage: www.viennaairport.com

END

16/08 .... KA/EK .... 11. März 2008